                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [X] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:                                      | SEC FILE NUMBER  |
                      ------------------------------------  |    001-12684     |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |                  |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

                             COLUMBUS REALTY TRUST
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                        15851 DALLAS PARKWAY, SUITE 855
--------------------------------------------------------------------------------
City, State and Zip Code

                              DALLAS, TEXAS 75248
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

The Registrant is unable to file its quarterly report on Form 10-Q for the three months ended March 31, 1997, within the prescribed period without unreasonable effort and expense due to its desire to comply with and respond to the Commission staff's review of and comments to the Company's annual report on Form 10-K for the year ended December 31, 1996. The Company desires to make disclosures in the Form 10-Q consistent with those that are required pursuant to the review of the Form 10-K. The Company desires to conform the Form 10-Q disclosures to comparable disclosures on Form 10-K which are currently being prepared by the Company for submission to and review by the Commission.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              RICHARD R. REUPKE               (972)             770-5168
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             COLUMBUS REALTY TRUST
                                  (Unaudited)
                (In thousands, except share and per share data)

                                                    Three Months Ended March 31,
                                                        1997           1996
                                                    ---------------------------
     Revenue:
      Rental                                         $12,861        $10,301
      Property management                                 33             75
      Interest and other                                 594            558
                                                    ---------------------------
     Total revenue                                    13,488         10,934

     Expenses:
      Repairs and maintenance                            914            790
      Other property operating                           617            590
      Advertising                                        236            113
      General and administrative - properties            842            811
      General and administrative - corporate             646            508
      Real estate taxes                                1,976          1,421
      Interest                                         2,152          1,495
      Interest related to amortization of deferred
       financing costs                                   102             67
      Depreciation and amortization                    2,956          2,443
                                                    ---------------------------
     Total expenses                                   10,441          8,238
                                                    ---------------------------
     Income from operations                            3,047          2,696
      Gain on sale of real estate                        285              -
                                                    ---------------------------
     Net income                                      $ 3,332         $2,696
                                                    ===========================

     Net income per common share, primary and
      fully diluted:
       Income from operations                          $0.23          $0.23
       Gain on sale of real estate                      0.02              -
                                                    ---------------------------
     Net income                                        $0.25          $0.23
                                                    ===========================

     THE COMPANY'S NET INCOME INCREASED APPROXIMATELY $636,000 TO APPROXIMATELY $3.3 MILLION OR $0.25 PER COMMON SHARE FOR THE THREE MONTHS ENDED MARCH 31, 1997, COMPARED WITH NET INCOME OF APPROXIMATELY $2.7 MILLION OR $0.23 PER COMMON SHARE IN THE THREE MONTHS ENDED MARCH 31, 1996, PRIMARILY AS A RESULT OF NET GAINS FROM THE SALES OF TEN CONDOMINIUM UNITS IN TWO OF THE COMPANY'S PROPERTIES AND NET INCOME PROVIDED FROM OPERATIONS OF FIVE DEVELOPMENT PROJECTS COMPLETED IN 1996. THE FIVE DEVELOPMENT PROJECTS WERE COMPLETED IN THE SECOND AND THIRD QUARTERS OF 1996. DURING THE THREE MONTHS ENDED MARCH 31, 1997, RENTAL REVENUE TOTALED APPROXIMATELY $12.9 MILLION, AN INCREASE OF APPROXIMATELY $2.6 MILLION OR 24.8% OVER RENTAL REVENUE OF APPROXIMATELY $10.3 MILLION IN 1996. THE FIVE DEVELOPMENT PROJECTS COMPLETED IN 1996 GENERATED COMBINED RENTAL REVENUE OF APPROXIMATELY $2.2 MILLION IN THE FIRST QUARTER OF 1997. THE REMAINING $383,000 INCREASE IN RENTAL REVENUE IS THE RESULT OF RENTAL RATE INCREASES AND HIGHER AVERAGE OCCUPANCY RATES AT SEVERAL OF THE COMPANY'S PROPERTIES, AND ADDITIONAL RENTAL REVENUE FROM A PROPERTY ACQUIRED IN FEBRUARY 1997. PROPERTY MANAGEMENT INCOME DECREASED $42,000 OR 56.0% IN THE FIRST QUARTER OF 1997 FROM THE COMPARABLE PRIOR PERIOD DUE TO A DECREASE IN APARTMENT UNITS MANAGED FOR THIRD-PARTY OWNERS. INTEREST AND OTHER REVENUE INCREASED $36,000 OR 6.5% IN 1997 OVER 1996, PARTIALLY OFFSET BY A $50,000 NON-RECURRING MARKETING COMMISSION EARNED IN THE FIRST QUARTER OF 1996.

     TOTAL EXPENSES DURING THE THREE MONTHS ENDED MARCH 31, 1997, WERE APPROXIMATELY $10.4 MILLION, AN INCREASE OF APPROXIMATELY $2.2 MILLION OR 26.7% OVER TOTAL EXPENSES OF APPROXIMATELY $8.2 MILLION IN 1996. THE INCREASE IN TOTAL EXPENSES IS PRIMARILY DUE TO THE GROWTH IN THE SIZE OF THE COMPANY'S RESIDENTIAL OPERATING PORTFOLIO AS A RESULT OF ITS ACQUISITION AND DEVELOPMENT ACTIVITIES. THE INCREASE IN THE NUMBER OF STABILIZED APARTMENT UNITS WAS THE PRIMARY REASON FOR THE $124,000 OR 15.7% INCREASE IN REPAIRS AND MAINTENANCE EXPENSES DURING THE FIRST QUARTER OF 1997 COMPARED WITH 1996. THE $27,000 OR 4.6% INCREASE IN OTHER PROPERTY OPERATING EXPENSES AND THE $123,000 OR 108.8% INCREASE IN ADVERTISING COSTS IN 1997 OVER 1996 IS DUE THE ADDITIONAL APARTMENTS OWNED AND OPERATED IN 1997. PROPERTY ADMINISTRATIVE EXPENSES INCREASED $31,000 OR 3.8% IN THE THREE MONTHS ENDED MARCH 31, 1997, OVER 1996 DUE TO SALARIES AND BENEFITS FOR PERSONNEL MANAGING THE NEWLY COMPLETED DEVELOPMENT PROPERTIES AND AS A RESULT OF ANNUAL SALARY INCREASES. GENERAL AND ADMINISTRATIVE EXPENSES INCURRED FOR THE COMPANY'S CORPORATE ACTIVITIES INCREASED $138,000 OR 27.2% IN 1997 OVER 1996 PRIMARILY AS A RESULT OF HIGHER SALARY AND BENEFITS EXPENSES. REAL ESTATE TAX EXPENSE INCREASED $555,000 OR 39.1% IN THE FIRST QUARTER OF 1997 OVER THE RESPECTIVE PRIOR PERIOD PRIMARILY DUE TO THE ADDITIONAL PROPERTIES OPERATED IN 1997.

     INTEREST EXPENSE INCREASED $657,000 OR 43.9% IN THE FIRST THREE MONTHS OF 1997 COMPARED WITH THE FIRST THREE MONTHS OF 1996 AS A RESULT OF THE INCREASE IN NON-DEVELOPMENT DEBT OUTSTANDING IN THE TWO PERIODS. INTEREST RELATED TO AMORTIZATION OF DEFERRED FINANCING COSTS INCREASED $35,000 OR 52.2% IN 1997 FROM 1996 AS A RESULT OF LOAN FEES PAID IN THE FIRST QUARTER OF 1997.

     THE $513,000 OR 21.0% INCREASE IN DEPRECIATION AND AMORTIZATION EXPENSES IN 1997 OVER 1996 RELATES PRIMARILY TO THE FIVE DEVELOPMENT PROPERTIES ADDED TO THE COMPANY'S OPERATING PORTFOLIO IN 1996, A 1997 PROPERTY ACQUISITION, AND AN INCREASE IN DEPRECIABLE ASSETS AFTER CAPITAL IMPROVEMENT PROGRAMS AT CERTAIN OF THE OTHER PROPERTIES.

--------------------------------------------------------------------------------

                             COLUMBUS REALTY TRUST
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  MAY 15, 1997                      By  /s/ RICHARD R. REUPKE
    ----------------------------------    --------------------------------------
                                            CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.